UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

ADOLOR CORPORATION

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

00724X102

(CUSIP Number)

Tamara L. Joseph

Senior Vice President, General Counsel and Secretary

Cubist Pharmaceuticals, Inc.

65 Hayden Avenue

Lexington, MA 02421

(781) 860-8660

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copies to:

Paul M. Kinsella

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7000

October 24, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00724X102		SCHEDULE 13D	Page 2 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cubist Pharmaceuticals, Inc. 22-3192085

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,874,103

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,874,103

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,874,103

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.7%

14.	Type of Reporting Person (See Instructions) CO, HC

CUSIP No. 00724X102		SCHEDULE 13D	Page 3 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FRD Acquisition Corporation 98-0518567

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,874,103

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,874,103

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,874,103

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.7%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 00724X102	SCHEDULE 13D	Page 4 of 12

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to the Common Stock, $0.0001 par value per share of Adolor Corporation (“Adolor”), a Delaware corporation. The principal executive offices of Adolor are located at 700 Pennsylvania Drive, Exton, PA 19341.

Item 2.	Identity and Background.

This Statement is being jointly filed by Cubist Pharmaceuticals, Inc. and FRD Acquisition Corporation (the “Reporting Persons”) pursuant to Rule 13d-1 under the Securities and Exchange Act of 1934, as amended (the “Act”). Set forth below is certain information with respect to each Reporting Person.

Cubist Pharmaceuticals, Inc.

Cubist Pharmaceuticals, Inc. (“Cubist”) is a Delaware corporation with its principal executive offices located at 65 Hayden Avenue, Lexington, Massachusetts 02421. Cubist is a biopharmaceutical company focused on the research, development and commercialization of pharmaceutical products that address unmet medical needs in the acute care environment.

To the best of Cubist’s knowledge as of the date hereof, set forth in Schedule I to this Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of Cubist:

(1)	name;

(2)	business address;

(3)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(4)	citizenship.

During the last five years, neither Cubist nor, to the best of its knowledge, any of its directors or executive officers has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

FRD Acquisition Corporation (“Purchaser”)

Purchaser, a Delaware corporation, is a direct wholly-owned subsidiary of Cubist and has not conducted any business other than in respect to the potential acquisition of all outstanding capital stock of Adolor. Purchaser’s principal place of business and principal office is 65 Hayden Avenue, Lexington, Massachusetts 02421.

To the best of Purchaser’s knowledge as of the date hereof, set forth in Schedule I to this Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of Purchaser:

(1)	name;

(2)	business address;

(3)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(4)	citizenship.

During the last five years, neither Purchaser nor, to the best of its knowledge, any of its directors or executive officers has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 00724X102	SCHEDULE 13D	Page 5 of 12

Item 3.	Source and Amount of Funds or Other Consideration.

On October 24, 2011, Cubist, Purchaser and Adolor entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Purchaser has commenced a tender offer (the “Offer”) to acquire all of the issued and outstanding common stock, $0.0001 par value per share, of Adolor (the “Shares”), at a price of $4.25, in cash (the “Closing Amount”), for each outstanding Share, plus one non-transferable contingent payment right (“CPR”) to receive up to $4.50 per Share, in cash (the “CPR Consideration”), if specified regulatory and/or commercial milestones are achieved in agreed upon time periods (the Closing Amount plus one CPR, or any such higher consideration per Share that may be paid pursuant to the Offer is referred to herein as the “Offer Price”), less any applicable withholding taxes and without interest, and, subject to the satisfaction or waiver of the conditions set forth in the Offer and the Merger Agreement.

Pursuant to the Merger Agreement, Purchaser commenced the Offer, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 7, 2011 (the “Offer to Purchase”), incorporated in this Item 3 by reference to Exhibit 4 hereto. After consummation of the Offer, Purchaser will merge with and into Adolor (the “Merger”), whereupon Purchaser’s separate corporate existence will cease and Adolor will continue as the surviving corporation and as a wholly-owned subsidiary of Cubist.

As an inducement to enter into the Merger Agreement, and in consideration thereof, Cubist and Purchaser entered into Tender and Voting Agreements (the “Tender and Voting Agreements”), dated as of the date of the Merger Agreement, with each of the executive officers and directors of Adolor listed on Schedule II hereto, pursuant to which each will tender into the Offer all Shares beneficially held by him; provided, however, that no director or executive officer shall be required to tender any Shares if such action would give rise to liability under Section 16(b) of the Act.

Pursuant to the Tender and Voting Agreements, each director and executive officer has irrevocably appointed Cubist as his proxy to vote the Shares to which each director and executive officer has voting power and is held in his name, place and stead, at any annual, special or other meeting or action of the shareholders of Adolor, as applicable, or at any adjournment thereof, whether before or after the Purchaser first accepts any Shares for payment pursuant to the Offer, solely for the adoption of the Merger Agreement and the approval of the merger. Each director and executive officer has granted Cubist an irrevocable option (the “Purchase Option”) to purchase all right, title and interest in and to the Shares owned by such director or executive officer at a price per share equal to the Offer Price. Cubist may exercise the Purchase Option in whole, but not in part, if, but only if, (a) Purchaser has acquired Shares pursuant to the Offer and (b) such executive officer or director has failed to tender into the Offer in breach of his Tender and Voting Agreement. Cubist may exercise the Purchase Option at any time within the 60 days following the date when such Purchase Option becomes exercisable.

Shared dispositive power with respect to Shares beneficially owned by the directors and executive officers may be deemed to have been acquired though execution of the Tender and Voting Agreements. Cubist has not expended any funds in connection with the execution of the Tender and Voting Agreements, except for the transaction expenses (funded by Cubist’s working capital) otherwise to be incurred in connection with the Offer and the Merger.

Cubist and Purchaser estimate, based on the information provided by Adolor, that the total amount of funds required to purchase all outstanding Shares pursuant to the Offer and to complete the Merger could be up to approximately $415 million, which consists of approximately $190 million in Closing Amounts in respect of the Shares and up to approximately $225 million in payments pursuant to the CPRs.

A copy of the Merger Agreement is attached as Exhibit 2 to this Schedule 13D. The form of Tender and Voting Agreement is attached hereto as Exhibit 3 to this Schedule 13D. References to, and descriptions of, the Merger Agreement and the Tender and Voting Agreements as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Tender and Voting Agreement included as Exhibit 2 and Exhibit 3, respectively, to this Schedule 13D and which are incorporated herein in their entirety by this reference. The information set forth and/or incorporated by reference in Item 6 is hereby incorporated by reference into this Item 3.

CUSIP No. 00724X102	SCHEDULE 13D	Page 6 of 12

Item 4.	Purpose of Transaction.

The information set forth and/or incorporated by reference in Items 2 and 3 is hereby incorporated by reference into this Item 4.

The purpose of entering into the Merger Agreement and the Tender and Voting Agreements, and the purpose of the Offer, is to enable Cubist and Purchaser to acquire control of, and ultimately the entire equity interest in, Adolor. The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer (as extended in accordance with the Merger Agreement) that number of Shares which represents at least a majority of the then issued and outstanding Shares (on a fully-diluted basis), and the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated. Subject to the terms of the Merger Agreement and applicable law, Purchaser reserves the right to withdraw the Offer and to not take up and pay for any Shares deposited in the Offer unless each of the conditions to the Offer is satisfied or, where permitted, waived by Cubist or Purchaser at or prior to the expiration of the Offer.

Pursuant to the Merger Agreement, Adolor has granted Purchaser an irrevocable option (the “Top-Up Option”) to purchase at a price per share equal to the greater of (i) the last reported sale price of a Share on The NASDAQ Stock Market on the last trading day prior to the date on which the Top-Up Option is exercised and (ii) the Closing Amount, that number of newly issued Shares (the “Top-Up Shares”) so that, when added to the number of Shares owned by Purchaser prior to the exercise of the Top-Up Option, Purchaser will own at least 90% of the Shares outstanding immediately after the issuance of the Top-Up Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered). The Top-Up Option may be exercised if, following the time Purchaser accepts the Shares for payment in the Offer, 70% or more of the Shares outstanding (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered) will be owned by Purchaser and after giving effect to the exercise of the Top-Up Option Purchaser would own at least 90% of the Shares outstanding (after giving effect to the issuance of the Top-Up Shares but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered).  Purchaser may exercise the Top-Up Option only once, at any time following the time at which Purchaser first accepts any Shares for payment pursuant to the Offer. However, the Top-Up Option will not be exercisable for a number of Shares in excess of the Shares authorized and unissued at the time of exercise of the Top-Up Option, which means we may need to acquire significantly more than 70% of the outstanding Shares before we can exercise the Top-Up Option. Furthermore, our right to exercise the Top-Up Option is subject to the conditions that no provision of any applicable law and no applicable order or injunction or other judgment will prohibit the delivery of the Top-Up Shares. The purpose of this provision is to facilitate a short-form merger following completion of the Offer. The Top-Up Option will terminate concurrently with the earlier of (x) consummation of the merger and (y) the termination or expiration of the Merger Agreement in accordance with its terms.

If the conditions of the Offer are satisfied or waived and Purchaser takes up and pays for any Shares validly deposited under the Offer, Purchaser intends to acquire any Shares not deposited under the Offer through a merger under Delaware General Corporation Law (“DGCL”), or through a subsequent offering period, in each case for consideration per Share equal to the Offer Price. The exact timing and details of any such transaction will depend upon a number of factors, including the number of Shares acquired pursuant to the Offer. Although Purchaser intends to effect such a transaction generally on the terms described in the Offer to Purchase, it is possible that such a transaction may be delayed or abandoned or may be proposed on different terms.

The Merger Agreement provides that, promptly upon the first acceptance for payment pursuant to the Offer of Shares that represents not less than a majority of the issued and outstanding Shares, and the transfer of funds to a paying agent to cover the Closing Amount with respect to such Shares, Cubist shall be entitled to designate such number of directors on Adolor’s board of directors as will give Cubist, subject to compliance with Section 14(f) of the Act, representation on Adolor’s board of directors equal to at least that number of directors, rounded up to the next whole number, which is the product of (x) the total number of directors on Adolor’s board of directors (giving effect to the directors elected pursuant to this sentence) multiplied by (y) the percentage that (I) such number of Shares so accepted for payment by Purchaser and with respect to which funds were transferred to a paying agent to cover the Closing Amount, plus the number of Shares otherwise owned by Cubist, Purchaser, or any other subsidiary of Cubist bears to (II) the number of such Shares outstanding, and Adolor shall, at such time, cause Cubist’s designees to be so elected; provided, however, that in the event that Cubist’s designees are appointed or elected to Adolor’s board of directors, until the effective time of the Merger (the “Effective Time”), Adolor’s board of directors shall have at least three (3) directors who are directors on the date of the Merger Agreement and who are

CUSIP No. 00724X102	SCHEDULE 13D	Page 7 of 12

not officers of Adolor and are independent directors for purpose of The Nasdaq Stock Market listing requirements. At such time, Adolor shall, upon Cubist’s request, also cause persons elected or designated by Cubist to constitute the same percentage (rounded up to the next whole number) as is on Adolor’s board of directors of (i) each committee of Adolor’s board of directors, (ii) each board of directors (or similar body) of each of Adolor’s subsidiaries, and (iii) each committee (or similar body) of each such board, in each case only to the extent required by applicable law or the rules of any stock exchange on which the Shares are listed.  The affirmative vote of a majority of the independent directors (or if only one (1) exists, then the vote of such independent director) shall be required to (i) amend or terminate the Merger Agreement by Adolor, (ii) exercise or waive any of Adolor’s rights, benefits or remedies hereunder, if such action would materially and adversely affect holders of Shares other than Cubist or Purchaser, (iii) amend the certificate of incorporation or bylaws of Adolor, or (iv) take any other action of Adolor’s board of directors under or in connection with the Merger Agreement or the transactions contemplated thereby; provided, however, that if there shall be no independent directors as a result of such persons’ deaths, disabilities or refusal to serve, then such actions may be effected by majority vote of the entire Adolor board of directors.

The Merger Agreement provides that during the period from the date of the Merger Agreement until the earliest of (1) the termination of the Merger Agreement pursuant to its terms, (2) such time as designees of Cubist first constitute at least a majority of Adolor’s board of directors, or (3) the Effective Time, Adolor and each of its subsidiaries shall, except as otherwise contemplated or expressly provided in the Merger Agreement, required by law or consented to in writing by Cubist carry on its business in the ordinary course, in substantially the same manner as previously conducted.  Without limiting the generality of the foregoing except as otherwise contemplated or expressly permitted in the Merger Agreement, during the period from the date of the Merger Agreement and continuing until the earliest of (1) the termination of the Merger Agreement pursuant to its terms, (2) such time as designees of Cubist first constitute at least a majority of Adolor’s board of directors, or (3) the Effective Time, Adolor and its subsidiaries shall carry on their business in the ordinary course, in substantially the same manner as before. Except as may be consented to by Cubist in writing (such consent not to be unreasonably withheld, conditioned or delayed), Adolor and its subsidiaries shall:

•

Use commercially reasonable efforts, consistent with past practice, to preserve intact and keep available the services of present employees, consultants, independent contractors and executive officers of Adolor and its subsidiaries provided that Adolor shall not be obligated to increase compensation of an employee or take any action inconsistent with the covenants contained in the Merger Agreement;

•

Use commercially reasonable efforts, consistent with past practice, to keep in effect casualty, product liability, workers’ compensation and other insurance policies in coverage amounts substantially similar to those in effect at the date of the Merger Agreement;

•

Use commercially reasonable efforts to preserve the business of Adolor, to develop, commercialize and pursue regulatory approvals for Adolor’s product candidates and products and to advertise, promote and market the products of Adolor and its subsidiaries, and use commercially reasonable efforts to keep Adolor’s properties substantially intact, to preserve its goodwill and business, to maintain all physical properties in such operating condition as will permit the conduct of Adolor’s business on a basis consistent with past practice, and to perform and comply in all material respects with the terms of certain contracts;

•	Use reasonable best efforts to enter into certain specified contracts and arrangements prior to the Effective Time;

•	Use commercially reasonable best efforts to preserve and protect the certain intellectual property rights;

•

(1) Notify and consult with Cubist promptly (x) after receipt of any communication from any governmental entity or inspections of any manufacturing or clinical trial site and before giving any submission to a governmental entity, and (y) prior to making any material change to a study protocol, adding new trials, making any material change to a manufacturing plan or process, or making a material change to the development timeline for any of its product candidates or programs and (2) invite Cubist to attend all significant meetings with the Food and Drug Administration;

In addition, during the same period, Adolor has agreed that it shall not and shall cause its subsidiaries not to engage in any of the following except where such prohibition would violate applicable law:

CUSIP No. 00724X102	SCHEDULE 13D	Page 8 of 12

•

Sell or transfer, or mortgage, pledge, lease, license or otherwise encumber any of its assets, including its proprietary rights, other than sales or transfers in the ordinary course of business and in amounts not exceeding, in the aggregate, $125,000;

•

Incur any indebtedness for borrowed money in excess of $125,000 in the aggregate or incur any obligation or liability or enter into any contract or commitment, except for contracts or commitments that can be terminated or rescinded by Adolor within six (6) months of entering into such contract or commitment without Adolor incurring penalties in excess of $25,000, involving aggregate potential payments to or by Adolor or any of its subsidiaries, in an amount in excess of $125,000;

•

(1) increase the compensation payable to or that may become payable to any officer, director, employee, agent or consultant, or (2) enter into any employment, severance, retention, bonus, tax gross-up or other agreement or arrangement with any officer, director, employee, agent or consultant of Adolor or any subsidiary of Adolor (other than, in the case of a departed employee (other than an officer or director), to fill a vacancy on an employment at will basis and without any material increase in pay), or adopt, or increase the benefits (including fringe benefits) under, any Plan (as defined in the Merger Agreement) or otherwise, except (x) in each case, as required by law or by the terms of certain existing Plans (as defined in the Merger Agreement) and (y) for actions described in subclause (1) with respect to employees with an annual base salary less than $150,000, or for any such actions with respect to agents or consultants, in each case who are not officers or directors, provided that such actions are taken in the ordinary course of business consistent with past practice; or make any loans to any of its directors, officers or employees, agents or consultants, except for the advancement of business expenses in the ordinary course of business consistent with past practice, or make any change in its existing borrowing or lending arrangements for or on behalf of any such persons pursuant to any Plan or otherwise;

•

Establish, adopt, amend, enter into, or terminate any Plan, any plan, agreement, program, policy, trust, fund or other arrangement that would be a Plan if it were in existence as of the date of the Merger Agreement or enter into any collective bargaining agreement or other agreement with a labor union, works council or similar organization, except as required by law, by the terms of any Plan or pursuant to certain existing agreements;

•

Make any change in the number of shares of its capital stock authorized, issued or outstanding or grant or accelerate the exercisability of any share of restricted stock, option, warrant or other right to purchase, or convert any obligation into, shares of its capital stock, declare or pay any dividend or other distribution with respect to any shares of its capital stock, sell or transfer any shares of its capital stock, or redeem or otherwise repurchase any shares of its capital stock; provided, however, the foregoing limitations shall not apply in connection with the accelerated vesting conversion or exercise of convertible securities outstanding on the date of the Merger Agreement;

•	Cause, permit or propose any amendments to the certificate of incorporation or bylaws of Adolor or any of its subsidiaries or elect or appoint any new directors or officers;

•	Make, or permit to be made, any material acquisition, lease, investment, or capital contribution outside the ordinary course of business consistent with past practice;

•	Authorize any single capital expenditure in excess of $75,000 or capital expenditures which in the aggregate exceed $125,000;

•	Except as may be required as a result of a change in law or in generally accepted accounting principles, change any of the accounting practices or principles used by it;

•

Change or amend any material tax election or settle or compromise any material federal, state, local or non-U.S. tax liability, change its annual tax accounting period, change any material method of tax accounting, enter into any closing agreement relating to any material tax, file any amended material tax

CUSIP No. 00724X102	SCHEDULE 13D	Page 9 of 12

return, file any material tax return in a manner inconsistent with past practice, surrender any right to claim a material tax refund, or consent to any extension or waiver of the limitations period applicable to any material tax claim or assessment;

•

Commence, settle or compromise any pending or threatened suit, action or claim which (A) is material to the business of Adolor or any of its subsidiaries, (B) would involve restrictions on the business activities of Adolor or any of its subsidiaries, or (C) would involve the issuance of Adolor securities;

•

Adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Adolor or any of its subsidiaries (other than the Offer and Merger); amend, alter, or terminate Adolor’s rights agreement, except as contemplated by section 3.20(e) of the Merger Agreement; or take any action to render inapplicable, or to exempt any person from the provisions of the DGCL or any other law that purports to limit or restrict business combinations or the ability to acquire or vote shares of capital stock, except as contemplated by the Merger Agreement;

•

Pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice;

•

Make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly-owned subsidiaries of Adolor or customary advances to employees for travel and business expenses in the ordinary course of business);

•	Effectuate a “plant closing” or “mass layoff,” as those terms are defined in the any applicable Layoff Law (as defined in the Merger Agreement);

•

Except as contemplated in the Merger Agreement, enter into or modify, or permit a subsidiary to enter into or modify, any material license, development, research, or collaboration agreement, lease or other contract with any other person;

•

Modify, amend or terminate, or waive, release or assign in a manner adverse to Adolor any material rights or claims with respect to any confidentiality agreement or non-competition agreement to which Adolor is a party; and

•	Authorize or commit or agree, in writing or otherwise, to take, any of the foregoing actions.

Following completion of the Offer and the Merger, the Reporting Persons intend to operate the Adolor business through one or more subsidiaries of Cubist under the direction of Cubist’s management. The Reporting Persons intend to continue to review the business, operations, capitalization and management of Adolor. Accordingly, the Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate.

If permitted by applicable law, subsequent to the completion of the Offer and a short-form merger or any subsequent offering period, if necessary, the Reporting Persons intend to delist the Shares from The Nasdaq Global Market.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Section 6. Price Range of Shares; Dividends on the Shares,” “Section 7. Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations,” “Section 11. Contacts and Transactions with Adolor; Background of the Offer,” “Section 12. Purpose of the Offer; the Merger Agreement; Plans for Adolor; the Contingent Payment Rights Agreement and CPRs; Confidentiality Agreement; Extraordinary Transactions; Appraisal Rights; Going-Private Transactions” and “Section 13. Dividends and Distributions” is incorporated herein by reference.

Except as otherwise set forth in this Schedule 13D (including any information incorporated by reference), the Reporting Persons have no present plans or proposals which relate to or would result in:

a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

d)	Any change in the present board of directors or management of the issuer, including any plans or

CUSIP No. 00724X102	SCHEDULE 13D	Page 10 of 12

proposals to change the number or term of directors or to fill any existing vacancies on the board;

e)	Any material change in the present capitalization or dividend policy of the issuer;

f)

Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

a)

As of the date hereof, the Reporting Persons own no Shares. For purposes of Rule 13d-3 under the Act, however, as a result of entering into the Tender and Voting Agreement, the Reporting Persons may be deemed to possess beneficial ownership of an aggregate of 4,874,103 Shares, representing approximately 9.7% of the fully diluted outstanding Shares outstanding as of October 24, 2011.

Except as set forth in this Schedule 13D, (1) to the best of Cubist’s knowledge as of the date hereof, neither Cubist nor any of its directors and executive officers named in Schedule I hereto owns any Shares, and (2) to the best of Purchaser’s knowledge as of the date hereof, neither Purchaser nor any of its directors and executive officers named in Schedule I hereto owns any Shares.

b)

Prior to October 24, 2011, none of the Reporting Persons owned or was the “beneficial owner” (as defined in Rule 13d-3 promulgated under the Act) of any Shares. Upon execution of the Tender and Voting Agreement, the Reporting Persons may be deemed to have acquired “beneficial ownership” (as defined in Rule 13d-3 promulgated under the Act) of Shares, because pursuant to the Tender and Voting Agreement, the Reporting Persons may be deemed to have acquired the shared power to vote or direct the vote and to dispose or to direct the disposition of the 4,874,103 Shares, representing approximately 9.7% of the fully diluted outstanding Shares outstanding as of October 24, 2011.

c)

Except for the transactions described herein, (1) to the best of Cubist’s knowledge as of the date hereof, neither Cubist nor any of its directors and executive officers named in Schedule I hereto has effected any transaction in Shares during the past 60 days, and (2) to the best of Purchaser’s knowledge as of the date hereof, neither Purchaser nor any of its directors and executive officers named in Schedule I hereto has effected any transaction in Shares during the past 60 days.

d)

Other than the Stockholders identified in Item 3 party to the Tender and Voting Agreement in the form of Annex II to Exhibit 2 to this Schedule 13D and incorporated herein by reference, (1) to the best of Cubist’s knowledge as of the date hereof, neither Cubist nor any of its directors and executive officers named in Schedule I hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by Cubist, and (2) to the best of Purchaser’s knowledge as of the date hereof, neither Purchaser nor any of its directors and executive officers named in Schedule I hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends

CUSIP No. 00724X102	SCHEDULE 13D	Page 11 of 12

from, or the proceeds from the sale of, any Shares beneficially owned by Purchaser.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth and/or incorporated by reference in Items 2 through 5 is hereby incorporated by reference into this Item 6.

As described in Item 3, on October 24, 2011, Cubist and Purchaser entered into the Tender and Voting Agreements with the directors and executive officers of Adolor. During the term of the Tender and Voting Agreements, except as otherwise provided therein, each director and executive officer agreed not to: (A) directly or indirectly, sell, transfer, assign, pledge, hypothecate, tender, encumber or otherwise dispose of or limit its right to vote in any manner any of the Shares beneficially owned by him, or agree to do any of the foregoing; or (B) take any action which would have the effect of preventing or disabling him from performing his obligations under his Tender and Voting Agreement.

Cubist and Adolor entered into a Mutual Confidentiality and Non-Use Agreement on July 26, 2011 (the “Confidentiality Agreement”). Pursuant to the Confidentiality Agreement, the parties agreed, subject to certain exceptions, to keep confidential certain non-public information provided by Adolor for the purposes of evaluating a possible transaction between Cubist and Adolor. Cubist further agreed, under the terms of a standstill provision, to refrain from buying Shares of Adolor, except in certain limited circumstances, for a period of 12 months. The standstill provision terminated on October 24, 2011, the date on which we entered into the Merger Agreement.

Except for the agreements described above, to the knowledge of Cubist and Purchaser, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of Adolor, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

References to, and descriptions of, the Merger Agreement, the Tender and Voting Agreement and the Confidentiality Agreement as set forth above in this Item 6 are qualified in their entirety by reference to the copies of the Merger Agreement, the Tender and Voting Agreement and the Confidentiality Agreement included as Exhibit 2, Exhibit 3 and Exhibit 5, respectively, to this Schedule 13D and which are incorporated herein in their entirety by this reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description
1	Joint Filing Agreement, between Cubist Pharmaceuticals, Inc. and FRD Acquisition Corporation, dated November 7, 2011.

2

Agreement and Plan of Merger, by and among Cubist Pharmaceuticals, Inc., FRD Acquisition Corporation and Adolor Corporation, dated October 24, 2011 (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO filed by Cubist Pharmaceuticals on November 7, 2011).

3

Tender and Voting Agreement, dated as of October 24, 2011, by and between Cubist Pharmaceuticals, Inc., FRD Acquisition Corporation and the directors and executive officers of Adolor Corporation (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO filed by Cubist Pharmaceuticals, Inc. on November 7, 2011).

4	Offer to Purchase, dated as of November 7, 2011 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Cubist Pharmaceuticals, Inc. on November 7, 2011).

5

Mutual Confidentiality and Non-Use Agreement, dated as of July 26, 2011, by and between Cubist Pharmaceuticals, Inc. and Adolor Corporation (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO filed by Cubist Pharmaceuticals, Inc. on November 7, 2011).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:	November 7, 2011

CUBIST PHARMACEUTICALS, INC.

		By:	/s/ Tamara L. Joseph
		Name:	Tamara L. Joseph
		Title:	Senior Vice President, General Counsel and Secretary

FRD ACQUISITION CORPORATION

		By:	/s/ Tamara L. Joseph
		Name:	Tamara L. Joseph
		Title:	Secretary